Connectivity Unlimited™

January 8, 2010

Via EDGAR

Jeff Jaramillo, Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 3030

Washington, D.C.  20549-3030

Re:                            MRV Communications, Inc.

Form 10-K for the year ended December 31, 2008

Filed October 8, 2009

File No. 001-11174

Dear Mr. Jaramillo:

The staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued a comment letter, dated December 23, 2009, in respect of the above referenced filing by MRV Communications, Inc. (“MRV” or the “Company”).  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the year ended December 31, 2008

Financial Statements

Statement of Cash Flows, page 93

1.               Comment:  We note that you classify, in your statements of cash flows, the cash flow activity related to Time deposits as operating activities. Also, we note from your disclosure on page 96 that Time deposits are restricted by short-term obligations. In this regard, it is unclear why you have classified the cash flow activity related to Time deposits as operating activities in your statements of cash flows. Please explain to us your basis for this presentation, including the applicable accounting literature that supports your statements of cash flows presentation.

Response:  During the periods presented, the predominate source of the cash flow activity related to Time deposits was certificates of deposit securing standby letters of credit.  Some of these standby letters of credit relate to trade agreements with customers.  The Company will modify the disclosure on page 96 in future filings to clarify the nature of these agreements.

The Company treats the restriction of cash to secure a standby letter of credit as an operating activity unless the standby letter of credit is securing an underlying financing or investing activity.  For example, in MRV’s Form 10-Qs for the interim periods of 2009, the Company classified the cash flow activity related to cash restricted to secure lines of credit as a financing activity.  A substantial portion of the increase in U.S. Time deposits in 2007 and decrease in time deposits during 2008 relate to a certificate of deposit securing a $4 million standby letter of

MRV Communications, Inc.           20415 Nordhoff Street   Chatsworth, CA 91390   t:818 773 0900   f:818 773 0906   w: mrv.com

credit issued in March 2007 by our subsidiary, Source Photonics, in accordance with a support agreement between Source Photonics and Fiberxon, Inc.  At the time, MRV had executed an agreement to acquire Fiberxon, Inc., but the transaction did not close until July 1, 2007.  In anticipation of a successful closing of the transaction, Source Photonics entered into the support agreement to allow Fiberxon to borrow from China Citic Bank in PRC.

At the time of the transaction, Fiberxon was not part of MRV, and accordingly, the related financing transaction was not included in the cash flows of MRV.  Accordingly, the Company concluded that the cash restricted to secure the standby letter of credit was not a financing transaction.  According to Accounting Standards Codification 230-10-45-17f, “all other cash payments that do not stem from transactions defined as investing or financing activities” are cash flows from operating activities.  Accordingly, the Company classified the transaction as an operating activity.  In 2008, when the standby letter of credit expired and the time deposit matured, the Company treated the cash flow in the same manner as the original transaction.  The remaining cash flow activity in 2008 related to Time deposits securing standby letters of credit for trade agreements.

Form 10-Q for the quarterly period ended September 30, 2009

Item 4. Controls and Procedures, page 41

2.               Comment:  We note from your disclosure that your the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report on Form 10-Q, the Company’s disclosure controls and procedures were not effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s Exchange Act filings. In future filings, please revise the conclusion of your principle executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were not effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Response:  The Company will revise its disclosures as indicated in future filings.

* * * *

The following acknowledges that MRV understands that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please do not hesitate to contact me at (818) 773-0900, ext.  243 or cking@mrv.com.

Sincerely,

/s/ Chris King
Chris King
Chief Financial Officer

cc:	Michael Schoenfeld
Ernst & Young LLP